SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32898; File No. 812-14775

Meeder Funds Trust, <u>et</u> <u>al.</u>

November 7, 2017

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application for an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 12(d)(1)(A) and (B) of the Act and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (2) of the Act.

The requested order would permit certain registered open-end investment companies to acquire shares of certain registered open-end investment companies that are outside of the same group of investment companies as the acquiring investment companies, in excess of the limits in section 12(d)(1) of the Act.

Applicants: Meeder Funds Trust (the "Trust"), a Massachusetts business trust registered under the Act as an open-end investment company with multiple series; Meeder Asset Management, Inc., an Ohio corporation registered as an investment adviser under the Investment Advisers Act of 1940 (the "Adviser,"), and Adviser Dealer Services, Inc. (the "Distributor"), an Ohio corporation registered as a broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act").

Filing Dates: The application was filed on May 16, 2017 and amended on September 15, 2017.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on December 4, 2017 and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Michael Wible, Thompson Hine LLP, 41 South High Street, Suite 1700, Columbus, Ohio 43215.

FOR FURTHER INFORMATION CONTACT: James D. McGinnis, Senior Counsel, at (202) 551-3025, or Parisa Haghshenas, Branch Chief, at (202) 551-6723 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Summary of the Application

1.   Applicants request an order to permit (a) registered open-end management investment companies (the "Investing Funds") that are not part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Trust, to acquire shares in series of the Trust (the "Funds")[1] in excess of the limits in section 12(d)(1)(A) of the Act [2] and (b) the Funds,

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[1] Applicants request that the relief apply to: (1) each registered, open-end management investment company or series thereof that currently or subsequently is part of the same 'group of investment companies,' within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Trust and is advised by the Adviser (included in the term 'Funds'); (2) each Investing Fund that enters into a Participation Agreement

any principal underwriter for a Fund, and any broker or dealer registered under the Exchange Act

(a "Broker") to sell shares of the Funds to the Investing Funds in excess of the limits of section

12(d)(1)(B) of the Act. Applicants also request an order under sections 6(c) and 17(b) of the Act to

exempt applicants from section 17(a) to the extent necessary to permit a Fund to sell its shares to,

and redeem its shares from, an Investing Fund.

2. Applicants agree that any order granting the requested relief will be subject to the terms

and conditions stated in the Application. Such terms and conditions are designed to, among other

things, help prevent any potential (i) undue influence over a Fund through control or in connection

with certain services, transactions, and underwritings; (ii) excessive layering of fees; and (iii)

overly complex fund structures, which are the concerns underlying the limits in sections

12(d)(1)(A) and (B) of the Act.

3. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person,

security, or transaction, or any class or classes of persons, securities, or transactions, from any

provision of section 12(d)(1) if the exemption is consistent with the public interest and the

protection of investors. Section 17(b) of the Act authorizes the Commission to grant an order

permitting a transaction otherwise prohibited by section 17(a) if it finds that (a) the terms of the

proposed transaction are fair and reasonable and do not involve overreaching on the part of any

person concerned; (b) the proposed transaction is consistent with the policies of each registered

investment company involved; and (c) the proposed transaction is consistent with the general

purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any persons or

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(as defined in the Application) with a Fund to purchase shares of the Fund; and (3) any principal
underwriter to a Fund or Broker selling shares of a Fund.

[2] Certain of the Funds created in the future may be registered under the Act as open-end management
investment companies and may have received exemptive relief to permit their shares to be listed and
traded on a national securities exchange at negotiated prices.

transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Eduardo A. Aleman
Assistant Secretary